NR07-07

  March 1, 2007

CARDERO EXPANDS AMABLE MARIA URANIUM PROSPECT, PERU
BY AN ADDITIONAL 65 SQUARE KILOMETRES

Cardero Resource Corp. (“Cardero” or the “Company”) - (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that it has acquired, by staking, an additional 65 square kilometres contiguous with its 100% owned Amable Maria Uranium Property located 220 kilometres northeast of Lima near the city of San Ramon, Peru.

The expanded Amable Maria property now measures 205 square kilometres and is prospective for a variety of uranium mineralization styles, including polymetallic uranium veins, intrusion and sedimentary hosted uranium.  The Company is presently seeking a joint venture partner to rapidly advance this large project as well as other Peruvian uranium opportunities.

The recently staked Central Anomaly lies between the previously acquired North and South Uranium Anomalies (see NR-07-05 for details).  The Central Anomaly covers approximately 48 square kilometres and has a maximum value of 45.9 ppm uranium and 326 ppm thorium (thorium formed by the decay of uranium over time is considered geochemically more stable in this environment) – see Figure 1 and Table 1 for details.

Regional scale government mapping indicates that the San Ramon batholith is comprised of a multiphase intrusion of monzogranite, syenogranite and quartz monzogranite.  Carbonate and sedimentary rocks occur to the north, and a thrust sheet has introduced older basement rocks to the west of the intrusion.

The Company anticipates that future work will consist of prospecting up-drainage from anomalous sample sites with scintillometers and a concurrent lithogeochemical survey that will characterize the granite host by assessing its fertility, delineate anomalous outcrop and assess the style of mineralization as well as its bulk tonnage potential.

Figure 1: Amable Maria Uranium Project Uranium Anomalies

Table 1: Summary of stream sediment results western San Ramon area.

Anomaly	Area Km2	# of Samples	Uranium ppm (mean)	Uranium ppm (max)	Thorium ppm (mean)	Thorium ppm (max)
North	103	61	22.1	57.5	153.5	386
Central	48	19	23.1	45.9	146.2	326
South	11	17	31.4	81.3	72.7	144

Qualified Person and Quality Control/Quality Assurance

Mark D. Cruise, EuroGeol, P.Geo., a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Les Oldham, EuroGeol, P. Geo., Cardero’s independent consulting geologist, supervised all aspects of the work at the Amable Maria Project, including the quality control/quality assurance and data verification program.

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

(signed) “Hendrik Van Alphen, President”

Hendrik Van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email: qmai@cardero.com

Phone – Toll Free:  1-888-770-7488 / (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Amable Maria Uranium project, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located,  the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.